Exhibit (a)(1)(D)

Letter to Brokers and Dealers with respect to the Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Spirit Airlines, Inc.

at

$30.00 Net Per Share

by

SUNDOWN ACQUISITION CORP.,

a wholly-owned subsidiary

of

JetBlue Airways Corporation

May 16, 2022

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged to act as information agent (the “Information Agent”) in connection with the offer of Sundown Acquisition Corp., a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of JetBlue Airways Corporation, a Delaware corporation (“JetBlue”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Spirit Airlines, Inc., a Delaware corporation (“Spirit”), at $30.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal that accompanies the Offer to Purchase (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”).

Consummation of the Offer is conditioned upon, among other things: (i) there being validly tendered and not withdrawn on or prior to the Expiration Date (as defined in the Offer to Purchase) a number of Shares which, together with any Shares then owned by JetBlue and its subsidiaries (including the Purchaser), represents at least a majority of the total number of Shares outstanding on a fully diluted basis; (ii) the Agreement and Plan of Merger, dated February 5, 2022 (as amended from time to time, the “Frontier Merger Agreement”), among Spirit, Top Gun Acquisition Corp., a Delaware corporation, and Frontier Group Holdings, Inc., a Delaware corporation, having been validly terminated in accordance with its terms; (iii) the Spirit stockholders having not adopted the Frontier Merger Agreement and not approved the transactions contemplated thereby; (iv) JetBlue, the Purchaser and Spirit having entered into a definitive merger agreement (in form and substance satisfactory to JetBlue in its reasonable discretion) with respect to the acquisition of Spirit by JetBlue providing for a second-step merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Spirit surviving as a wholly-owned subsidiary of JetBlue, without the requirement for approval of any stockholder of Spirit, to be effected promptly following the consummation of the Offer, and such merger agreement having not been terminated and the conditions to effecting the Potential Merger (as defined in the Offer to Purchase) pursuant to Section 251(h) of the DGCL being satisfied upon the acceptance for payment of Shares tendered pursuant to the Offer; (v) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any customary timing agreement with any governmental entity to toll, stay, or extend any such waiting period, or to delay or not to consummate the Offer, having expired or been earlier terminated; (vi) all consents, registrations, notices, waivers, exemptions, approvals, confirmations, clearances, permits, certificates, orders, and authorizations required to be obtained from, or delivered to, as applicable, the U.S. Federal Aviation Administration, the U.S. Department of Transportation, and the Federal Communications Commission in connection with the consummation of the Offer having been obtained or delivered, as applicable; (vii) all other authorizations, consents, orders, approvals, filings, declarations and expirations of waiting periods required under the antitrust or competition laws of any foreign jurisdictions applicable to the transactions contemplated by the Offer to Purchase having been obtained; (viii) there not having occurred any change, event, circumstance, development, condition, occurrence or effect that, in the reasonable judgment of JetBlue has had, or would reasonably be expected to have, individually or in the aggregate, a Spirit Material Adverse Effect (as defined in the Offer to Purchase); (ix) Spirit or any of its subsidiaries or affiliates not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of JetBlue, the Purchaser’s or JetBlue’s ability to acquire the Shares or Spirit or otherwise diminishing the expected value to JetBlue or its subsidiaries of the acquisition of Spirit; and (x) the Purchaser being satisfied, in its reasonable judgment, that it will not be subject to the restrictions of Section 203 of the DGCL. Other conditions to the Offer are described in the Offer to Purchase under the heading “The Offer — Section 14 — Conditions of the Offer.” Provided that all conditions of the Offer are satisfied or waived (if such condition is permitted to be waived pursuant to applicable law), the Purchaser will purchase all Shares validly tendered and not validly withdrawn on or prior to the Expiration Date.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	Offer to Purchase, dated May 16, 2022;

2.	Letter of Transmittal, for your use and for the information of your clients;

3.

Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), or if the procedures for book-entry transfer cannot be completed, by the expiration of the Offer;

4.

A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5.	IRS Form W-9; and

6.	Return envelope addressed to the Depositary.

YOUR PROMPT ACTION IS REQUIRED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 30, 2022, UNLESS THE OFFER IS EXTENDED.

The Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Information Agent and the Depositary as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. The Purchaser will, however, upon request, reimburse brokers, dealers, banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

In order to accept the Offer, a duly executed and properly completed Letter of Transmittal and any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Shares, and any other required documents, should be sent to the Depositary by 5:00 P.M., New York City time, on June 30, 2022.

Any inquiries you may have with respect to the Offer should be addressed to the undersigned, and additional copies of the enclosed materials may be obtained from the Information Agent at the address or telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Innisfree M&A Incorporated

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU THE AGENT OF THE PURCHASER, JETBLUE, THE INFORMATION AGENT OR THE DEPOSITARY OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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